# Form C

## Cover Page

Name of issuer:

Creator Networks, Inc.

Legal status of issuer:

Form:   Corporation

Jurisdiction of Incorporation/Organization:   DE

Date of organization:   2/17/2022

Physical address of issuer:

159 N Sangamon
Suite 200
Chicago IL 60607

Website of issuer:

gigastar.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

15,806

Price:

$3.515000

Method for determining price:

Dividing pre-money valuation $58,000,000.00 (or $52,200,000.00 for
investors in the first $200,000.00) by number of shares outstanding on fully
diluted basis. At the early bird discounted valuation, the price per share is
$3.1635.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,200,000.00

Deadline to reach the target offering amount:

4/30/2026

**NOTE: If the sum of the investment commitments does not equal or exceed the
target offering amount at the offering deadline, no securities will be sold in the
offering, investment commitments will be cancelled and committed funds will be
returned.**

Current number of employees:

13

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $4,326,131.00 | $4,964,923.00 |
| Cash & Cash Equivalents: | $1,798,486.00 | $3,314,212.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $2,006,886.00 | $34,903.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $350,792.00 | $189,874.00 |
| Cost of Goods Sold: | $109,711.00 | $63,945.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($2,964,366.00) | ($1,909,354.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME,
MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR,
PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each
question and any notes, but not any instructions thereto, in their entirety. If
disclosure in response to any question is responsive to one or more other
questions, it is not necessary to repeat the disclosure. If a question or series of
questions is inapplicable or the response is available elsewhere in the Form,
either state that it is inapplicable, include a cross-reference to the responsive
disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

   Creator Networks, Inc.

## COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   **INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
| --- | --- | --- | --- |
| Hazem Dawani | CEO | Creator Networks, Inc. | 2022 |
| Mohammed Asfour | COO | Creator Networks, Inc. | 2022 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
| --- | --- | --- |
| Hazem Dawani | Chief Executive Officer | 2022 |
| Mohammed Asfour | Co-Founder/Chief Operating Officer | 2022 |
| Victor Glava | Chief Technology Officer | 2023 |
| Ken Yong | Director of Finance | 2024 |
| | Chief Marketing | |

| | | |
|---|---|---|
| Sarah McNabb | Officer | 2022 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Hazem Dawani | 3684166.0 Company Shares | 23.43 |
| Mohammed Asfour | 3625500.0 Company Shares | 23.057 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan.* ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**High degree of risk:**
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company, as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Our business projections are only projections:**
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our services, that Creators and investors think it's a better option than a competing service, or that we will be able to provide the services at a level that allows the Company to make a profit and still attract business.

**Any valuation at this stage is difficult to assess:**
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess, and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited:**
Any Interests purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the Interests that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Interests back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time:**
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. If the Company were to be acquired by an existing player in the industry or by a financial or other acquirer (which may never happen), it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds, it will not succeed:**
The Company is offering Interests in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, including those it is seeking to raise in a concurrent Regulation D offering, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

**We may not have enough capital as needed and may be required to raise more capital:**
In addition to the equity capital it currently is seeking, the Company may need or want to access credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms, especially for young companies like us. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Terms of subsequent financings may adversely impact your investment:**

We will likely need to engage in equity, debt, or other financings in the future, which may reduce the value of your investment in the Interests. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more capital from the sale of Interests, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Interest.

Management discretion as to use of proceeds:
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: forward-looking information:
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed and should not be relied upon in making an investment in the Company.

The amount raised in this offering may include investments from company insiders or immediate family members:
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in the concurrent Regulation D offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make good decisions for the Company:
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. There can be no assurance this will be the case.

We may not raise all the capital we are seeking in this offering, and will use "rolling closings.":
This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our Target Offering Amount for this Offering, we may request that the Intermediary instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

There is a possibility that we may not be able to continue as a "going concern":We have concluded that there is an uncertainty about our ability to continue as a going concern, and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business, and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing, and eventually attain profitable operations.

Using a credit card to purchase units may impact the return on your investment:
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the units you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan

be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any proper valuation at this stage is difficult to assess:
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $58,000,000 ($52,200,000 for Early Bird investors) plus an Investor Transaction Fee. This fee is intended to offset transaction costs, and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for units in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven mechanisms. The valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

Other Offerings of Series A Preferred Stock:
During and after the period of this Crowdfunding offering the Company may offer Series A Preferred Stock in one or more other offerings which, by SEC rules and regulations, are limited to institutional and high net worth investors who can meet certain requirements specified by the SEC for participating in those offerings, including but not limited to providing tax returns or other documentation proving their eligibility to participate in those offerings, as well as meeting substantially higher minimum purchase amounts than is the case in this offering.  Based on meeting those requirements, the purchase price of shares sold in those offerings will likely be lower than the purchase price here, possibly by a material amount, not to exceed 20% lower than the price used in this offering.  As with any other subsequent sales of securities by the Company, these other sales will result in both economic and voting dilution vis-à-vis the shares sold in this offering. Additionally the Company has Convertible Notes outstanding which are convertible into Series A Preferred Shares at a price equal to approximately 72% of the price per share of this offering.

Cost basis for tax purposes:
The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Regulatory risks:
The operation of a Crowdfunding platform and a broker-dealer/Alternative Trading Platform is each subject to significant federal, state, and local government regulation. While the Company intends to comply strictly with all laws, rules and regulations governing its operations, no assurance can be given that more specific changes to current regulations or the adoption of new regulations by federal, state or local regulatory authorities or legislative initiatives, or court decisions would not have a material adverse effect on the Company's business, prospects, operating results and financial condition.

Future viability of YouTube as a principal social media platform:
The Company's business is highly dependent on the continuing popularity of YouTube and is likely to remain so for the foreseeable future.  YouTube has strong competition from other video platforms, both in the U.S. and in other countries.  Platforms such as Facebook, Vimeo, MetaCafe, Instagram, and Vevo in the U.S., and Daily Motion (France), Youku (China), TikTok (China), and a host of others compete for creators and viewers.  To the extent YouTube becomes less popular, it would reasonably be expected to have an adverse effect on the ability and/or desirability of YouTube Creators to use the Company's Crowdfunding platform to raise capital.  Similarly, if the Company were to create a secondary market for the securities issued by Creators on its Crowdfunding portal, the viability and success of that secondary market, and the revenue the Company would receive from that business line, could be expected to decline markedly, and possibly entirely if YouTube's popularity declined markedly.

YouTube may change its channel rules and procedures in its sole discretion:

YouTube may change its channel rules and procedures in its sole discretion. Several YouTube rules and procedures have an impact on channel revenue and the viability of Channel Drops.  Some of the more important include: (i) its search algorithms and other criteria, which affect which channels show as top results for any given search topic entered by a viewer; (ii) its revenue rates and ad placement selections; and (iii) its content moderation rules and/or censorship standards.  There can be no assurance that YouTube will not take one or more actions which are beyond the control of the Creator or the Company and that diminish, possibly in a material amount, a Channel's YouTube Revenue or the viability of the Company's business model.

YouTube, and its owner Alphabet (Google) face significant regulatory issues, and certain countries may ban or restrict access:
The U.S. Government, as well as the European Union, India, and other governments and governmental agencies, frequently adopt new laws and rules aimed at diminishing what in their eyes is anti-competitive behavior, including monopolistic pricing, aggregation of data, and abuse of privacy rights.  Additionally, certain countries, including the People's Republic of China, have completely banned YouTube, or, as in the case of Russia, Brazil, Thailand, and others, impose various levels of censorship on YouTube within their borders.  As such, the regulatory environment for YouTube frequently changes, sometimes rapidly, including total bans on YouTube's access to various markets.  Additional regulatory or legal issues for YouTube, or Alphabet more generally, in the U.S. or in other markets, may have a significant impact on the Channel and its YouTube Revenue.

Litigation risk:
The Company is in the business of assisting YouTube Creators in raising capital on the Company's Crowdfunding Platform through the sale of securities and may seek to develop a secondary trading market for such securities. If the Company were to be found liable, whether entirely or as a contributing actor in a securities lawsuit, including a lawsuit alleging fraud or the sale of securities not in compliance with Regulation CF,  or with respect to the operation of a secondary market, it could face liability, possibly in a materially large amount.  Any judgment against us that is in excess of our policy limits or not covered by our policies or not subject to insurance would have to be paid for by our cash reserves, which would reduce our capital resources and could jeopardize future operations.

Industry competition:
Increased competition presents an ongoing threat to the success of our business. We expect competition in services provided to creators in the creator economy, in particular with respect to raising capital and fan engagement, to continue to increase. We compete with a wide array of companies seeking to provide services, including with respect to raising capital and increasing fan engagement.  There is no assurance we can be competitive in this industry.

Intellectual property:
The Company holds and protects a range of intellectual property assets critical to its business operations, including proprietary systems and other trade secrets. The Company also owns registered trademark(s) used in the marketing, branding, and distribution of our products and services. These trademarks are registered with the United States Patent and Trademark Office (USPTO) and are an integral part of the company's brand identity. The Company also holds copyrights for its original content, including marketing materials, website content, and proprietary instructional materials. These copyrighted works are protected under U.S. copyright law and are essential to the company's online presence and customer engagement strategies.  The Company's intellectual property protection may not prove to be sufficient to withstand challenges or legal use by third parties without infringing on our rights.  Moreover, if we sought to litigate against one or more third parties who we believe are infringing on our intellectual property, we may not succeed in that litigation or we may not have the financial resources to complete the prosecution of our rights.

Limited voting rights or ability to influence the running of the Company:
Investors in this Regulation CF offering will have limited voting and decision-making rights, which could restrict their ability to influence the company's operations or governance. Regulation CF investors are often part of a large pool of smaller investors, which could complicate future financing rounds or acquisitions.

Reliance on third parties
We rely on a significant number of suppliers for services, including technology services and the infrastructure that underlies our Crowdfunding platform.  Some of these services are "mission-critical", while others are less important but still important to the viability of our business model.  If any of the mission-critical vendors were to cease providing services to us, or severely curtail those services, we may not be able to find an adequate

severely curtail those services, we may not be able to find an adequate alternative in a timely manner to avoid ceasing our operations.  Similarly, if one or more of the non-mission-critical suppliers ceased providing services, our business operations could still be severely impaired.

Use of the Blockchain and Cryptocurrencies:
The Company makes use of the blockchain both for receiving investments by investors in Channel Drops and for distributing monthly YouTube AdSense revenue.  The advent of the blockchain and the use of Smart Contracts on the blockchain for financial transactions, including investments such as those represented by the Channel Revenue Tokens sold in each Channel Drop (CRTs), is subject to controversy.  As such, investors may not have enough information or data with respect to a sufficiently long history of such transactions to properly evaluate all of the risks associated with an investment in the Company based on its use of Smart Contracts and the blockchain. A failure of the blockchain or a Smart Contract could result in reputational or financial harm (or both) to the Company.

Uncertain Blockchain regulatory framework:
The regulatory framework around the Blockchain is not well developed and may change rapidly: The transmission of funds over the blockchain, and the operations of entities that further such transactions, in each case including the Company, are currently subject to certain regulations in the U.S., Overall, the regulatory framework for use of the blockchain is far less than exists in other segments of the financial services sector.  Currently the SEC, the Federal Reserve Board, the Office of the Comptroller of the Currency and a variety of other federal and state agencies are considering various regulatory frameworks that could be applicable to transactions such as the issuance and possible subsequent transfer of the CRTs by investors in Channel Drops, which is the Company's main business.  The impact of such future regulations on the operation of the blockchain or the value or transferability of the CRTs is not known.

The security of the Blockchain is not proven:
Use of the blockchain does not guarantee full security for the CRTs used in Channel Drops, nor for the distributions paid to Channel Drop investors. Breaches of security and theft of crypto have continued to occur on a regular basis.  There is no guaranty that the Company's business operations and reputation will not be damaged by security breaches to the Blockchain or its other digital systems.

Rapid growth:
Scaling operations presents challenges. Expanding too quickly could strain resources, lead to logistical inefficiencies, any of which could impact revenue, profitability or viability. Also, as the company scales, unexpected expenses such as legal disputes, equipment upgrades, or marketing overhauls may require additional capital beyond current projections. If the company takes on debt to fund operations or growth, servicing this debt could strain financial resources.

Reliance on technology:
The Company relies on its online platform for its channel drops.  Any technical failures, cybersecurity breaches, or data privacy violations could disrupt operations, erode customer trust, and result in legal liabilities. Maintaining a secure and reliable platform is essential for continued success.

Reliance on key employees:
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining the other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

## USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.1% Onboard more Creators and platform investors. 7.9% Wefunder intermediary fee.

---

If we raise: **$4,200,000**

Use of Proceeds: 40% to launch the regulated secondary market platform. 20% scale already proven sales and marketing processes. 15% to pay outstanding notes and redeem any convertible notes that do not convert into preferred shares. 17.1 % Onboard more Creators and platform investors. 7.9% Wefunder intermediary fee.

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

## DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the**

Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

**The Company's right to cancel.** The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

# Ownership and Capital Structure

### THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $58,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Creator Networks, Inc. is offering up to 1,201,202 shares of Series A Preferred Stock, at a price per share of $3.515.

Investors in the first $200,000.00 of the offering will receive stock at a price per share of $3.1635, and a pre-money valuation of $52,200,000.00

The campaign maximum is $4,200,000.00 and the campaign minimum is $50,000.00.

**Securities Issued by the SPV**

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights**

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor**

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability**

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

**RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 15,804,125 | 9,850,146 | Yes ∨ |
| Seed Preferred | 5,195,875 | 4,810,398 | Yes ∨ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | Total Pool: 1,063,740     Issued: 942,269 |

Describe any other rights:

The Seed Preferred Stock has the same liquidation preference over Common Stock.as do the Series A Shares, which is in an amount per share equal to the greater of: (i) the Seed/Series A Original Issue Price, plus any dividends declared but unpaid thereon, and (ii) the amount each such share of Preferred Stock would have received if converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

### *Loan*

| | |
|---|---|
| **Lender** | Hazem Dawani |
| **Issue date** | 06/01/25 |
| **Amount** | $250,000.00 |
| **Outstanding principal plus interest** | $250,000.00 as of 06/10/25 |
| **Interest rate** | 8.0% per annum |
| **Current with payments** | Yes |

*No maturity date. Payable after >$2 million Equity Raise*

### *Loan*

| | |
|---|---|
| **Lender** | Victor Glava |
| **Issue date** | 06/01/25 |
| **Amount** | $250,000.00 |
| **Outstanding principal plus interest** | $250,000.00 as of 06/10/25 |
| **Interest rate** | 8.0% per annum |
| **Current with payments** | Yes |

*No maturity date. Payable after >$2 million Equity Raise*

### *Convertible Note*

| | |
|---|---|
| **Issue date** | 12/17/24 |
| **Amount** | $50,000.00 |
| **Outstanding principal plus interest** | $50,000.00 as of 06/11/25 |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 20.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 09/19/25 |

### *Convertible Note*

| | |
|---|---|
| **Issue date** | 12/17/24 |
| **Amount** | $1,290,000.00 |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 20.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 09/19/25 |

### *Convertible Note*

| | |
|---|---|
| **Issue date** | 12/17/24 |
| **Amount** | $75,000.00 |
| **Outstanding principal plus interest** | $75,000.00 as of 06/11/25 |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 20.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 09/19/25 |

### *Convertible Note*

| | |
|---|---|
| **Issue date** | 12/17/24 |
| **Amount** | $550,000.00 |
| **Outstanding principal plus interest** | $550,000.00 as of 06/11/25 |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 20.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 09/19/25 |

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date.*

*and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | Regulation Crowdfunding | Priced Round | $3,287,102 | General operations |
| 3/2023 | Regulation D, Rule 506(b) | Preferred stock | $1,500,000 | General operations |
| 1/2024 | Regulation D, Rule 506(b) | Preferred stock | $50,000 | General operations |
| 1/2024 | Regulation D, Rule 506(b) | Preferred stock | $2,967,634 | General operations |
| 12/2024 | Regulation D, Rule 506(b) | Convertible Note | $1,290,000 | General operations |
| 12/2024 | Regulation D, Rule 506(b) | Convertible Note | $50,000 | General operations |
| 12/2024 | Regulation D, Rule 506(b) | Convertible Note | $75,000 | General operations |
| 12/2024 | Regulation D, Rule 506(b) | Convertible Note | $550,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Hazem Dawani |
| **Amount Invested** | $100,000.00 |
| **Transaction type** | Safe |
| **Issue date** | 05/12/22 |
| **Uncapped note** | Yes |
| **Relationship** | Chief Executive Officer |

| | |
|---|---|
| **Name** | Jason Aubrey |
| **Amount Invested** | $25,000.00 |
| **Transaction type** | Safe |
| **Issue date** | 05/12/22 |
| **Uncapped note** | Yes |
| **Relationship** | Chief Architect |

| | |
|---|---|
| **Name** | Victor Glava |
| **Amount Invested** | $25,000.00 |
| **Transaction type** | Safe |
| **Issue date** | 05/12/22 |
| **Uncapped note** | Yes |
| **Relationship** | Chief Technology Officer |

| | |
|---|---|
| **Name** | Chris Nagy |

| | |
|---|---|
| **Amount Invested** | $50,000.00 |
| **Transaction type** | Priced round |
| **Issue date** | 01/21/24 |
| **Relationship** | Finance Advisor |

| | |
|---|---|
| **Name** | Chris Nagy |
| **Amount Invested** | $50,000.00 |
| **Transaction type** | Convertible note |
| **Issue date** | 12/17/24 |
| **Outstanding principal plus interest** | $50,000.00 as of |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 20.0% |
| **Maturity date** | 09/19/25 |
| **Uncapped note** | Yes |
| **Relationship** | Finance Advisor |

| | |
|---|---|
| **Name** | Victor Glava |
| **Amount Invested** | $75,000.00 |
| **Transaction type** | Convertible note |
| **Issue date** | 12/17/24 |
| **Outstanding principal plus interest** | $75,000.00 as of |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 20.0% |
| **Maturity date** | 09/19/25 |
| **Uncapped note** | Yes |
| **Relationship** | Chief Technology Officer |

| | |
|---|---|
| **Name** | Hazem Dawani |
| **Amount Invested** | $550,000.00 |
| **Transaction type** | Convertible note |
| **Issue date** | 12/17/24 |
| **Outstanding principal plus interest** | $550,000.00 as of |
| **Interest rate** | 10.0% per annum |
| **Discount rate** | 20.0% |
| **Maturity date** | 09/19/25 |
| **Uncapped note** | Yes |
| **Relationship** | Chief Executive Officer |

| | |
|---|---|
| **Name** | Hazem Dawani |
| **Amount Invested** | $250,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 06/01/25 |
| **Outstanding principal plus interest** | $250,000.00 as of 06/10/25 |
| **Interest rate** | 8.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Chief Executive Officer |

*Promissory NotesPayable after >$2 million Equity RaiseInterest Rate: 8%Section 4(a)(2)*

| | |
|---|---|
| **Name** | Victor Glava |
| **Amount Invested** | $250,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 06/01/25 |
| **Outstanding principal plus interest** | $250,000.00 as of 06/10/25 |
| **Interest rate** | 8.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Chief Technology Officer |

*Promissory NotesPayable after >$2 million Equity RaiseInterest Rate: 8%Section 4(a)(2)*

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

The Company operates a FINRA-registered crowdfunding portal under GigaStar Portal LLC, which uses the name "The GigaStar Market," where YouTube Creators can monetize their future revenue by selling a percentage of their YouTube channel's future YouTube AdSense revenue in crowdfunding offerings on the GigaStarMarket. These Revenue Sharing Units purchased by investors are digitally represented by Channel Revenue Tokens (CRTs), . The Company also offers technology services under GigaStar Technologies LLC to mint the CRTs and to distribute the monthly YouTube revenue to investors via the Blockchain and smart contracts. The Company's wholly-owned GigaStar Securities LLC subsidiary has also recently received the necessary SEC/FINRA Broker-Dealer license to permit it to launch a secondary market to facilitate the trading of the CRTs, which it currently expects to launch in Q4 2025.

### Milestones

Creator Networks, Inc. was incorporated in the State of Delaware in February 2022.

Since then, some of our important milestones are:

- Poised to democratize the $250B Creator Economy, starting with $19B in potential YouTube revenue

- ~$1M in revenue. 22K investor accounts. $680K distributed to investors. $4.9M raised FOR Creators.

- $9.8M raised from investors, including Belvedere Strategic Capital, DV Crypto VC, Nameless Ventures

- Management Team with multiple 8-figure exits, fintech, crypto, and Creator Economy expertise

- Secondary market trading with additional revenue stream expected to launch in Q4 2025

- End-to-End Ecosystem to list, raise, trade, and manage investments in Creator revenue

- Only crowdfunding platform with SEC registration to tokenize revenue-sharing securities in the Creator Economy.

### Historical Results of Operations

Our company was incorporated in February 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $350,792 compared to the year ended December 31, 2023, when the Company had revenues of $189,874. Our gross margin was 68.72% in fiscal year 2024, and 66.32% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $4,326,131, including $1,798,486 in cash. As of December 31, 2023, the Company had $4,964,923 in total assets, including $3,314,212 in cash.

- *Net Loss.* The Company had net losses of $2,964,366 and net losses of $1,909,354 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $2,006,886 as of December 31, 2024 and $34,903 as of December 31, 2023.

### Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

### Liquidity & Capital Resources

To date, the company has been financed with $4,517,634 in equity, $1,965,000 in convertible Notes, $500,000 in debt, and $3,250,000 in SAFEs, which have subsequently been converted into Seed Preferred Stock.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". Other than any funds raised in a concurrent Regulation D offering we do not have any other sources of capital in the immediate future.

Even if we raise the maximum amount of this offering we will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Concurrently with this offering the Company is conducting an additional offering of Series A Shares under Regulation D to accredited/institutional investors. Except for this offering and the Regulation D, we do not have expected additional sources of capital in the near future. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering and the Regulation D offering will be sufficient to enable us to implement our strategy. This uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors, including in the Regulation D offering.

### Runway & Short/Mid Term Expenses

Creator Networks, Inc. had cash on hand is $1,315,582, as of June 2025. Over the last three months, revenues have averaged $72,611/month, cost of goods sold has averaged $18,884/month, and operational expenses have averaged



sold has averaged $[illegible]/month, and operational expenses have averaged $246,992/month, for an average burn rate of $193,265 per month. Our intent is to be profitable in 12 months, although we cannot be sure if or when that will occur.

Since the date covered in our financial statements, Creator Networks, Inc. has raised an additional $500,000 through a promissory note from related parties. We have also made two key non-financial advancements: we became an official YouTube Creator Service provider and our wholly-owned GigaStar Securities LLC subsidiary has received our Broker-Dealer license, allowing it to operate as a Digital Alternative Trading System (ATS). We believe both of these milestones mark important steps forward in strengthening our presence in the Creator Economy.

The company has been revenue-generating since April 2023. Annual revenue has grown by 85% YoY between the years 2023 and 2024. In Q1 2025, the Company generated $212,281 in revenue (a 1,357% increase over the same prior year period), and expects to generate approximately $1.3M in revenue by the end of 2025. We expect to incur approximately $2.9M in expenses in the same period.

The company expects to reach profitability by June 2026, with the current expense averaging around $240K per month, and current average monthly revenue of $72,611. Assuming a gradual growth in revenue matching historical growth that outpaces the gradual growth in expenses, the company needs about $2M to reach profitability.

Prior to this offering we have funded operations through both revenue and prior equity offerings. The company has successfully raised $9.8M in funding to date. Additionally, we have recently secured $500,000 through a promissory note from officers of the Company. While the Company experienced net losses in 2023 and 2024, we are currently operating at an average monthly revenue of $72,611. Our trailing 3-month cash burn is $218,557. With this combination of revenue, existing capital, and recent funding, we are well-positioned to cover short-term burn and continue scaling throughout the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Hazem Dawani, certify that:

(1) the financial statements of Creator Networks, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Creator Networks, Inc. included in this Form reflects accurately the information reported on the tax return for Creator Networks, Inc. filed for the most recently completed fiscal year.

*Hazem Dawani*

CEO

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird GigaStar Subscription Agreement
SPV Subscription Agreement
GigaStar Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Hazem Dawani
Ken Yong
Mohammed Asfour
Sarah McNabb
Victor Glava

Appendix E: Supporting Documents

WeFunder_-_CNI_CF_Subscription_Agreement__07-29-25_.docx

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts



*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Creator Networks, Inc.

By

*Hazem Dawani*

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Hazem Dawani*

Chief Executive Officer
7/30/2025

*Mohammed Asfour*

COO
7/31/2025

*Kenneth Yong*

Director of Finance
7/31/2025

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.